

Mail Stop 4631

February 24, 2011

via U.S. mail and facsimile

David R. Grace, CFO
Beacon Roofing Supply, Inc.
One Lakeland Park Drive
Peabody, MA 01960

> **RE: Beacon Roofing Supply, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed November 29, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed January 7, 2011**
> **File No. 0-50924**

Dear Mr. Grace:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2010

Liquidity and capital resources, page 26

1. We note that accounts receivable is 41.8% of total current assets as of September 30, 2010. We further note the explanation you provided for the increase in accounts receivable. Given the significance of accounts receivable to your liquidity, please provide investors with a more comprehensive understanding as to how you monitor and assess the collectability of accounts receivable. For example, it appears as though you monitor accounts receivable by type of customer, since commercial customers are afforded a 60 day payment term and all other customers only receive

30 days for payment. As such, disclosing the percentage of accounts receivable and/or days sales outstanding (DSO) by commercial customers and all other customers may provide investors with useful information for understanding when accounts receivable will impact your cash flows.

2. In future filings, please clarify whether the amount you disclose as available borrowings under your revolving lines of credit takes into consideration all of your debt covenants.

Critical accounting policies, page 29

3. In future filings, please provide investors with the following additional information regarding your testing of goodwill for impairment at the reporting unit level:
   * The total number of components that have been allocated goodwill.
   * Identification of the one component with an estimated fair value that does not significantly exceed its carrying value. This disclosure will allow investors to better assess the disclosures provided regarding the estimates made to determine fair value with the discussion and analysis of your operating results.
   * A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviate from your historical results, please include a discussion of these assumptions.
   * A discussion of any potential events and/or circumstances that could have a negative effect on the estimated fair value.
   Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

2. Summary of Significant Accounting Policies, page 42

4. We note your discussion and analysis of gross profit on page 22 in which you identify the 2010 vendor incentive income as having a positive impact to gross profit margin. In future filings, please disclose the amount of vendor incentive income reflected as a reduction of cost of products sold for each period presented. This will allow investors to better understand the impact the vendor rebates are having on your operating results.

Item 9A. Controls and Procedures, page 57

5. We note that your management concluded that the company's disclosure controls and procedures are effective at the reasonable assurance level. In future filings, please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the

alternative, remove the reference to the level of assurance of your disclosure controls and procedures.

6. We note the disclosure that your management concluded that the company's disclosure controls and procedures are effective, to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). In the alternative, please simply state your conclusion without restating the definition.

Definitive Proxy Statement on Schedule 14A

Annual Cash Incentive, page 29

7. We note your disclosure that the discretionary cash incentive bonuses were based on individual qualitative performance evaluations for each named executive officer. Please note that to the extent that the compensation committee's decisions regarding discretionary cash awards were based upon a subjective evaluation, in future filings please disclose each named executive's personal objectives by also identifying the specific contributions made by each named executive and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight into how qualitative inputs are translated into objective pay determinations. Please refer to Item 402(b)(2)(vii) of Regulation S-K.

Equity Compensation, page 11

8. We note that the named executives were granted performance-based stock options; however, your CD&A provides minimal, if any, analysis as to how the ultimate level of these equity awards was determined and how the performance of the named executives was measured. For each named executive officer, please provide in your future filings a substantive analysis and insight into why the compensation committee determined that the levels of equity compensation were appropriate in light of the factors considered in deriving those payouts. Please refer to Items 402(b)(2)(i)-(iv) & (vii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Frederick Calvetti at (202) 551-3558, or in his absence, Craig E. Slivka, Special Counsel, at (202) 551-3729, with any other questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief